MARK N. SCHNEIDER

A PROFESSIONAL CORPORATION
4764 SOUTH 900 EAST, SUITE 3-C	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 685-0949

December 11, 2007

VIA FEDERAL EXPRESS

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Castwell Precast Corporation
Amendment No. 1 to SB-2 Registration Statement
SEC File No. 333-144620

Dear Ms. Long:

This firm is acting as legal counsel to Castwell Precast Corporation (the “Company”) in connection with the above-referenced filing. In response to the Staff’s comments as set forth in your August 9, 2007 letter to me, the Company is filing Amendment No. 1 to the registration statement concurrently with the transmittal of this letter.

For the convenience of the Staff in reviewing Amendment No. 1, the comments from your letter are quoted below and are followed in each case by the Company’s response thereto. To the extent the responses contain references to page numbers, those references are to the page numbers of the marked hard copies of Amendment No. 1 that are being sent to Dorine H. Miller and Melinda Hooker by overnight delivery.

Risk Factors, page 4

1. Discuss the potential conflicts of interest that may arise as a result of Messrs. Haislip and Martindale’s interests in the registrant and TMJ Framing, Inc.

Response: Change made. A new risk factor captioned “Our officers and directors will be subject to potential conflicts of interests resulting from their positions as officers, directors and principal shareholders of both the Company and TMJ Framing & Finish, Inc., a carpentry and framing services company” has been inserted. Please see page 6 of the marked copy.

2. Under an appropriate caption elsewhere in the prospectus, discuss in greater detail the rules and special sales practice requirements applicable to “penny stocks’’ which are applicable to broker-dealers who sell low-priced securities.

Response: Change made. A new section captioned “Special Sales Practice Requirements with Regard to Penny Stocks” has been inserted and a cross reference to such section has been added to the corresponding risk factor. Please see pages 6 and 8 of the marked copy.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

December 11, 2007

Forward-Looking Statements, page 5

3. Delete the penultimate sentence in the second paragraph since you have an obligation to keep the prospectus current during the offering period.

Response: Change made. The penultimate sentence has been deleted. Please see page 7 of the marked copy.

4. Please remove the last sentence of the second paragraph, as the safe harbor does not apply to initial public offerings.

Response: Change made. The last sentence of the second paragraph has been deleted. Please see page 7 of the marked copy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 8

5. Please amend your filing to enhance your liquidity and capital resources discussion to provide a reader with a better understanding of your sources and uses of cash and a better understanding of particular items underlying major captions in your financial statements, for example, accounts receivable. Refer to Item 303(b) of Regulation S-B and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-835O.htm.

Response: Change made. The discussion with regard to liquidity and capital resources has been revised in accordance with the comment beginning on page 14 of the marked copy. In addition, the entire MD&A section has been revised to reflect information included in the September 30, 2007 interim financial statements.

Regulation, page 11

6. Please describe the effects of the laws and regulations you mention in this section on your business. In particular, describe the costs and effects of compliance with federal, state and local environmental laws. Please see Items 101(b)(9) and (11) of Regulation S-B.

Response: Change made. The section captioned “Regulation” has been revised in accordance with the comment. Please see page 17 of the marked copy.

Management, page 11

7. It appears that you have inadvertently omitted Mr. Haislip’s name from the table on page 11. Please revise.

Response: Change made. The error has been corrected by inserting Mr. Haislip’s name in the table. Please see page 18 of the marked draft.

8. Discuss the potential for conflicts of interest to arise as a result of Messrs. Haislip and Martindale’s interest in the registrant and TMJ Framing, Inc. Discuss any procedures established to prevent such conflicts before they arise and how they would be handled once they arise.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

December 11, 2007

Response: Change made. The section captioned “Certain Relationships and Related Transactions: TMJ Framing & Finish, Inc. / Potential Conflicts” beginning on page 21 of the marked copy has been revised to discuss the potential conflicts of interest and the procedures established to manage such conflicts. In addition, a new risk factor with regard to such matters has been added on page 6 of the marked copy.

Transactions, page 13

9. Please reconcile the transactions disclosed here to the amounts reflected in your consolidated statement of stockholders’ equity found on page F-5.

Response: Changes made. The section captioned “Transactions” on page 21 of the marked copy and the stockholders’ equity section of the consolidated financial statements have been modified so the dollar amounts shown for the transactions are consistent.

Future Sales of Securities, page 16

10. Please elaborate upon the volume limitations for resales by affiliates. Please also clarify that no resales may be made under Rule 144 until after you have been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act for at least 90 days.

Response: Change made. Please see page 26 of the marked copy.

Legal Matters, page 16

11. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion only to statutory law.

Response: Change made. The “Legal Matters” section has been revised to delete the reference to the Nevada Revised Statutes. Please see page 28 of the marked copy. In addition, the legal opinion has been revised and a new opinion is included as Exhibit 5.1 to Amendment No. 1.

Financial Statements

Note 1 — Organization and Operations, page F-7

12. We note your current organization structure and the resulting consolidated financial statement presentation. Please tell us what your investment in subsidiary represents as we would assume this amount would be eliminated in the consolidation process.

Response: Change made. The investment in subsidiary has been eliminated in the consolidation and is not included in the financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-7

13. We note that equipment represents a signification portion of your assets. Please revise your filing to include your fixed asset policy, the types of assets you own and their respective useful lives and the depreciation policy you follow. Additionally, if appropriate, include a summary of the cost of fixed assets you own by type and the accumulated depreciation.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

December 11, 2007

Response: Change made. A footnote disclosure has been added to include the Company’s policy with regard to fixed assets and depreciation.

14. It is unclear if your accounts receivable balance is reported on a gross or net basis. Please amend your filing, if applicable, to include your accounting policy for allowances and how you determine them and disclose the amount of any allowance for uncollectible accounts.

Response: Change made. A footnote disclosure has been added to address the Company’s policy on accounts receivable and the allowance for doubtful accounts.

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to update certain information, including the Dilution section, to correct typographical and grammatical errors, to add additional disclosure, and to make conforming changes throughout the document. All such changes have been marked on the enclosed Amendment No. 1 to the registration statement.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mnschneider@mnslaw.net.

Very truly yours,

/s/ Mark N. Schneider

Mark N. Schneider
cc:	Castwell Precast Corporation
Dorine H. Miller, U.S. Securities and Exchange Commission
Melinda Hooker, U.S. Securities and Exchange Commission
Gary Bowen, Utah Securities Division
Madsen & Associates CPA’s, Inc.